RMS



S 17016835

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-29426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Berthel Fisher & Company Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 - 42nd Street NE, Suite 100
(No. and Street)

Cedar Rapids (City) Iowa (State) 52402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Rupp (319) 447-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

201- 1st Avenue SE, Ste 800 (Address) Cedar Rapids (City) Iowa (State) 52410 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

awb

OATH OR AFFIRMATION

I, Brian Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berthel Fisher & Company Financial Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MICHELLE R. HARTZELL
Commission Number 163625
My Commission Expires
NOTARIAL SEAL
IOWA

Signature

VP/Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents


RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the Company) as of December 31, 2016, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Berthel Fisher & Company Financial Services Inc.'s financial statements. The Supplemental Information is the responsibility of Berthel Fisher & Company Financial Services Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Cedar Rapids, Iowa
February 28, 2017

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	2,994,866
Deposit with clearing broker		100,000
Due from clearing broker		592,772
Commissions receivable		420,373
Other receivables		596,530
Short-term investments		251,622
Investments in securities:		
Marketable, at fair value, cost of $19,425		1,697
Not readily marketable, at estimated fair value, cost of $142,700		4,775
Notes receivable		149,800
Deferred income taxes, parent company		198,790
Property and equipment		27,454
Other assets		26,790
Goodwill		3,880,029
	$	9,245,498

Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	1,048,565
Accounts payable and other accrued expenses, including affiliates		726,095
Income tax payable, parent company		789,212
Total liabilities		2,563,872
Commitments and contingencies (Note 9)		
Stockholder's equity:		
Common stock, no par value; authorized 250,000 shares; issued and outstanding 195,069 shares		2,821,148
Series A cumulative, convertible preferred stock, no par authorized 50,000 shares; issued and outstanding 4,182 shares		300,142
Additional paid-in capital		6,502,892
Accumulated deficit		(2,942,556)
Total stockholder's equity		6,681,626
	$	9,245,498

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (Company) is a wholly owned subsidiary of Berthel Fisher & Company (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker, a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company is a securities broker-dealer and a registered investment advisor that sells various securities such as equity, fixed income, mutual funds, insurance and direct investment products.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash held by clearing brokers of $148,314 as of December 31, 2016.

Deposit with clearing broker: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Receivables: Receivables from clearing broker and commissions receivable primarily consists of commission and transaction-related receivables.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the goodwill impairment testing and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

In accordance with accounting practices for broker-dealers, marketable securities are valued at fair value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and fair value is included in the statement of operations as unrealized gain and loss. Realized gains and losses are recognized using the specific-identification method.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes, including assisting new registered representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over two to five years from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the balance of the note. Forgivable loans totaled $221,078 as of December 31, 2016 with accumulated amortization of $81,279 for the year ended December 31, 2016 included in notes receivable in the statement of financial condition. Other notes receivable consists of a single note valued at $10,000 that was repaid in January of 2017. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2016, there is no allowance for uncollectible accounts associated with this receivable.

Short term investments: Short term investments consist of a certificate of deposit maturing in August 2017.

Goodwill: The Company is required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Management performs goodwill testing in the 4th quarter of each year. Using a quantitative approach, management determined that as of December 31, 2016, there was no impairment.

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2016, the entity had no material uncertain tax positions that are required to be recorded.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. In 2016, the Company disposed of assets with a book value of $148,304.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Common stock: In the ordinary course of business, the Parent of the Company will enter into financing agreements requiring it to pledge the Company's common stock as collateral. This is not treated as a deduction for net capital purposes.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Trailing commissions are earned by the Company for providing ongoing support, awareness and education to clients of its advisors. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. Income from underwriting and fees are typically earned in accordance with the fee agreement. Other revenues consist of technology and other fees that are typically earned in accordance with agreements with registered representatives and correspondent brokers as well as annual seminar fees.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Level 3 Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Money market funds are stated at the net asset value (NAV) per share of the fund. The NAV is primarily determined based on the underlying assets and liabilities held in the fund. These financial instruments are classified as level 1 in the fair value hierarchy. There are no financial instruments classified as level 2.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Not readily marketable investments owned by the Company consist of equity securities and warrants of U.S. based companies in industries such as information management products and services and wireless communications. Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the Board of Directors. In determining fair value for securities not readily marketable. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's not readily marketable investments generally represents the amount the Company would expect to receive if it were to liquidate its investment. These financial instruments are classified in Level 3 of the fair value hierarchy.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2016.

There were no significant transfers of assets between level 1,2 and 3 of the fair value hierarchy during the year ended December 31, 2016.

Accrued litigation contingencies: The Company considers the following factors in determining whether accrual and/or disclosure of litigation contingencies should be made to the financial statement: 1) the date of occurrence for the cause of action, 2) the degree of probability of an unfavorable outcome and 3) the ability to reasonably estimate the amount of the loss. See Note 9.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application).

In July 2015, the FASB approved a proposal deferring the effective date of the new accounting guidance related to revenue recognition by one year to December 15, 2018 for annual reporting periods beginning after the at date. The FASB also proposed permitting early adoption of the standard, but not before December 15, 2016. The Company is in the process of evaluating this new guidance and impacts on the financial statements.

In February 2016, the FASB issued ASU 2016-02-Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is

Note 1. Nature of Business and Significant Accounting Policies (Continued)

recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840. The standard is effective on January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. The FASB also proposed permitting early adoption of the standard, but not before December 15, 2016. The Company is in the process of evaluating this new guidance and impacts on the financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $4,080,000 for the year ended December 31, 2016.

During the year ended December 31, 2016, the Company paid $307,850 to Berthel Fisher & Company Management Corp.(a wholly owned subsidiary of the Parent) and Berthel Fisher & Company Leasing for the use of office facilities. The Company's rental obligation is month to month.

The Company received capital contributions from the Company's Parent in the amount of $1,425,000 in 2016. These contributions were received in March, July and October respectively.

The Company paid $376,870 to an affiliate for license and user fees for the year ended December 31, 2016 included in data processing in the statement of operations.

As of December 31, 2016, the Company recorded a payable to affiliates of $11,151 and an income tax payable to the Company's Parent for $789,212.

In 2015, the Company's Parent entered into a forgivable Multiple Drawdown Term Loan Agreement with the Company's clearing broker. The agreement was entered into in lieu of a reduction in clearing fees to the Company. The Company received $172,051 in 2016 from its Parent as compensation for the foregone reduction in clearing fees. The compensation is recorded as part of clearing charges in the statement of operations for the year ended December 31, 2016.

Note 3. Notes Receivable

Notes receivable as of December 31, 2016, consist of the following:

Various uncollateralized notes receivable due from brokers	$	231,078
Less accumulated amortization of forgivable notes		(81,278)
	$	149,800

Note 4. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, accrued expenses and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	1,061,790
Gross deferred income tax liabilities		(863,000)
Net deferred income tax assets	$	198,790

Included in deferred income tax assets are federal and Iowa net operating loss carryforwards of approximately $2,000,000 and $1,200,000 as of December 31, 2016. These loss carryforwards expire in 2036.

During the year ended December 31, 2016, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

The Parent and Company file income tax returns in U.S. federal jurisdiction and various states as necessary. With a few exceptions, the Parent and Company are no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2013.

Note 5. Property and Equipment

Property and equipment as of December 31, 2016 consists of the following:

Furniture and fixtures	$	862,463
Development fees		292,132
Accumulated depreciation		(1,127,141)
Property and equipment, net	$	27,454

Note 6. Series A Cumulative, Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative six percent annual dividend. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends. In 2016, the Company declared and paid $18,009 dividends on preferred stock.

Note 7. Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17 of $45,000. The Company's minimum net capital amount is equal to the greater of its requirement under CFTC Reg 1.17 or Rule 15c3-1. As of December 31, 2016, the Company had net capital of $1,761,286, calculated under Rule 15c3-1, which was $1,590,361 in excess of its required net capital of $170,925. The Company's net capital ratio was 1.46 to 1.

In 2015, the Parent entered into a Forgivable Loan Agreement with the clearing broker, National Financial Services. The agreement requires the Company maintain net capital in an amount that exceeds $1,000,000. There are no other net capital impacts to the Company related to the Parent's loan agreement.

Note 8. Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). The 401(k) plan provides a 3% non-elective safe harbor employer contribution and a discretionary matching contribution. Eligible employees receive 3% of qualifying compensation. The discretionary matching contribution will not apply to deferrals exceeding 6% of eligible compensation. Each participant may elect to defer compensation up to 60%. The Company's contributions for the year ended December 31, 2016 aggregated $66,112, which is included in employee benefits in the statement of operations.

Note 9. Commitments and Contingencies

The Company leases office facilities and certain equipment under various month-to-month operating leases. Lease expense of $310,021 was incurred during the year ended December 31, 2016, which is included in occupancy in the statement of operations.

In the normal course of business, the Company has been named a defendant/respondent in or party to pending and threatened legal actions, including arbitrations, class actions, and other litigation brought on behalf of various claimants. Some of the claimants seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of securities laws, consumer protection and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with General Counsel of the Company who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred. The Company will continue to identify legal actions where the Company believes a material loss to be reasonably possible and reasonably estimable. There can be no assurance that material losses will not be incurred from claims the Company has not yet been notified of or are not yet determined to be probable or reasonably possible and reasonable to estimate.

Management of the Company, after consultation with counsel and a review of available facts, believes the Company has meritorious defenses and intends to vigorously defend itself against the legal actions brought against the Company. Management believes the resolution of these various proceedings will

Note 9. Commitments and Contingencies (Continued)

have no material adverse effect on the Company's financial condition, results of operations or cash flows other than for amounts already expensed and recorded.

The Company maintains Errors and Omissions (E&O) insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases, the Company's exposure is limited to applicable policy limitations, exclusions and deductible levels based on products in any one case. If a claim is settled, and it is determined that the settlement amount is due from the insurance carrier, the company records a receivable from the insurance carrier and a payment to the claimant for the amount of the settlement. As of December 31, 2016, the Company recorded a $23,909 receivable from the insurance carrier with a payable for the same amount to claimants. This has been paid subsequent to December 31, 2016.

Where available information indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to net income. The Company accrued $134,959 relating for these matters. It is possible some of the matters could require the Company to make additional payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of December 31, 2016.

The Company cannot reasonably estimate losses for legal actions that are in early stages of development or where the plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including lengthy discovery to determine important factual matters, and by addressing unsettled legal questions relevant to the actions in question, before a loss or additional loss can be reasonably estimated. The Company has received claims ranging from $50 thousand to $5 million. Management, in consultation with counsel, has determined that material losses are not probable for these claims and whatever loss may be incurred cannot be reasonably estimated at this time.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to the deductible per case, subject to policy limitations and exclusions.

Note 10. Financial Instruments and Fair Value

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers, in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 10. Financial Instruments and Fair Value (Continued)

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value:

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016

	Fair Value Measurements Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Common stock	$ 1,697	$ -	$ 4,775
Money market fund, included in cash and cash equivalents	674,522	-	-
	$ 676,219	$ -	$ 4,775

Financial instruments classified as level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the level 3 financial instruments:

Balance, January 1, 2016	$ 4,775
Change in unrealized appreciation	-
Balance, December 31, 2016	$ 4,775

Note 11. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

Note 11. Indemnifications (Continued)

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.